ALCON INC. INTERIM FINANCIAL REPORT

OPERATING PERFORMANCE
Key figures

	Three months ended March 31
			Change %
($ millions unless indicated otherwise)	2024	2023	$	cc(1) (non-IFRS measure)

Net sales to third parties	2,444	2,333	5	7
Gross profit	1,382	1,305	6	10
Operating income	368	268	37	54
Operating margin (%)	15.1	11.5
Net income	248	174	43	62
Basic earnings per share ($)	0.50	0.35	43	62
Diluted earnings per share ($)	0.50	0.35	43	62

Core results (non-IFRS measure)(1)
Core operating income	537	480	12	21
Core operating margin (%)	22.0	20.6
Core net income	387	347	12	22
Core basic earnings per share ($)	0.78	0.70	11	21
Core diluted earnings per share ($)	0.78	0.70	11	21
(1)Core results and constant currencies (cc) as presented in this table are non-IFRS measures. Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.

Net sales by segment

	Three months ended March 31
			Change %
($ millions unless indicated otherwise)	2024	2023	$	cc(1) (non-IFRS measure)

Surgical
Implantables	433	427	1	6
Consumables	686	656	5	7
Equipment/other	219	221	(1)	2
Total Surgical	1,338	1,304	3	6

Vision Care
Contact lenses	671	615	9	11
Ocular health	435	414	5	8
Total Vision Care	1,106	1,029	7	10
Net sales to third parties	2,444	2,333	5	7
(1)    Constant currencies is a non-IFRS measure. Refer to the 'Supplementary Information' section for additional information.
First quarter
Surgical
Surgical net sales were $1.3 billion, an increase of 3%. Excluding unfavorable currency impacts of 3%, Surgical net sales increased 6% in constant currencies.
•Implantables net sales were $433 million, an increase of 1%, led by advanced technology intraocular lenses in international markets, partially offset by unfavorable currency impacts of 5%. Implantables net sales increased 6% in constant currencies.
•Consumables net sales were $686 million, an increase of 5%, reflecting demand for vitreoretinal and cataract consumables, particularly in international markets, and price increases. Growth was partially offset by unfavorable currency impacts of 2%. Consumables net sales increased 7% in constant currencies.
•Equipment/other net sales were $219 million, a decrease of 1%. The prior year period benefited from strong demand in international markets for cataract and vitreoretinal equipment. Excluding unfavorable currency impacts of 3%, Equipment/other net sales increased 2% in constant currencies.
Vision Care
Vision Care net sales were $1.1 billion, an increase of 7%. Excluding unfavorable currency impacts of 3%, Vision Care net sales increased 10% in constant currencies.
•Contact lenses net sales were $671 million, an increase of 9%, driven by product innovation, including our toric and multifocal modalities, and price increases. Growth was partially offset by unfavorable currency impacts of 2%. Contact lenses net sales increased 11% in constant currencies.
•Ocular health net sales were $435 million, an increase of 5%, primarily driven by the portfolio of eye drops, including continued strength from the Systane family of artificial tears. Growth was partially offset by unfavorable currency impacts of 3%. Ocular health net sales increased 8% in constant currencies.

Operating income

	Three months ended March 31
			Change %
($ millions unless indicated otherwise)	2024	2023	$	cc(1) (non-IFRS measure)

Gross profit	1,382	1,305	6	10
Selling, general & administration	(802)	(785)	(2)	(3)
Research & development	(199)	(202)	1	2
Other income	6	5	20	8
Other expense	(19)	(55)	65	64
Operating income	368	268	37	54
Operating margin (%)	15.1	11.5

Core results (non-IFRS measure)(1)
Core gross profit	1,549	1,478	5	8
Core operating income	537	480	12	21
Core operating margin (%)	22.0	20.6
(1)    Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
First quarter
Operating income was $368 million (+37%, +54% cc), compared to $268 million in the prior year period. Operating margin increased 3.6 percentage points, reflecting improved underlying operating leverage from higher sales and the timing of discretionary spend. The prior year period included $26 million for the transformation program which was completed in the fourth quarter of 2023. Operating margin benefits were partially offset by a negative 1.3 percentage point impact from currency. Operating margin increased 4.9 percentage points on a constant currencies basis.
Adjustments to arrive at core operating income in the current year period were $169 million, mainly due to $166 million of amortization. Adjustments to arrive at core operating income in the prior year period were $212 million, mainly due to $173 million of amortization and $26 million of transformation costs.
Core operating income was $537 million (+12%, +21% cc), compared to $480 million in the prior year period. Core operating margin increased 1.4 percentage points, reflecting improved underlying operating leverage from higher sales and the timing of discretionary spend, partially offset by a negative 1.2 percentage point impact from currency. Core operating margin increased 2.6 percentage points on a constant currencies basis.

Segment contribution
For additional information regarding segment contribution, please refer to Note 2 to the Condensed Consolidated Interim Financial Statements.

	Three months ended March 31
			Change %
($ millions unless indicated otherwise)	2024	2023	$	cc(1) (non-IFRS measure)

Surgical segment contribution	386	381	1	10
As % of net sales	28.8	29.2
Vision Care segment contribution	258	199	30	35
As % of net sales	23.3	19.3
Not allocated to segments	(276)	(312)	12	12
Operating income	368	268	37	54
Core adjustments (non-IFRS measure)(1)	169	212
Core operating income (non-IFRS measure)(1)	537	480	12	21
(1)Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
First quarter
Surgical
Surgical segment contribution was $386 million (+1%, +10% cc), compared to $381 million in the prior year period. Segment contribution margin decreased 0.4 percentage points, including a negative 1.5 percentage point impact from currency. Segment contribution margin increased 1.1 percentage points on a constant currencies basis due to improvements in underlying operating leverage from higher sales and the timing of discretionary spend.
Vision Care
Vision Care segment contribution was $258 million (+30%, +35% cc), compared to $199 million in the prior year period. Segment contribution margin increased 4.0 percentage points, with improved underlying operating leverage from higher sales and the timing of discretionary spend, partially offset by a negative 0.5 percentage point impact from currency. Segment contribution margin increased 4.5 percentage points on a constant currencies basis.
Not allocated to segments
Operating loss not allocated to segments totaled $276 million (+12%, +12% cc), compared to $312 million in the prior year period. The decrease in amounts not allocated was primarily driven by transformation costs in the prior year period.

Non-operating income & expense

	Three months ended March 31
			Change %
($ millions unless indicated otherwise)	2024	2023	$	cc(1) (non-IFRS measure)

Operating income	368	268	37	54
Interest expense	(45)	(47)	4	4
Other financial income & expense	12	(8)	nm	nm
Income before taxes	335	213	57	79
Taxes	(87)	(39)	(123)	(154)
Net income	248	174	43	62
Basic earnings per share ($)	0.50	0.35	43	62
Diluted earnings per share ($)	0.50	0.35	43	62

Core results (non-IFRS measure)(1)
Core taxes	(117)	(78)	(50)	(64)
Core net income	387	347	12	22
Core basic earnings per share ($)	0.78	0.70	11	21
Core diluted earnings per share ($)	0.78	0.70	11	21
nm = not meaningful
(1)Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.

First quarter
Interest expense
Interest expense was $45 million, broadly in line with the prior year period.
Other financial income & expense
Other financial income & expense was a net benefit of $12 million, compared to a net expense of $8 million in the prior year period. The change was primarily driven by an increase in interest income and lower foreign currency exchange losses.
Taxes
Tax expense was $87 million, compared to $39 million in the prior year period. The average tax rate was 26.0%, compared to 18.3% in the prior year period. The increase in average tax rate is primarily driven by a net expense of $11 million from discrete tax items in the current year period. The prior year period benefited from the deduction of a statutory expense in Switzerland and from the build of inventory in certain international markets.
Adjustments to arrive at core tax expense were $30 million, compared to $39 million in the prior year period, for the tax effect associated with operating income core adjustments.
Core tax expense was $117 million, compared to $78 million in the prior year period. The average core tax rate was 23.2%, compared to 18.4% in the prior year period. The increase in average tax rate is primarily driven by a net expense of $11 million from discrete tax items in the current year period. The prior year period benefited from the deduction of a statutory expense in Switzerland and from the build of inventory in certain international markets.

Net income and earnings per share
Net income was $248 million, compared to $174 million in the prior year period, primarily due to higher operating income and net benefit in other financial income & expense, partially offset by higher tax expense. The associated basic and diluted earnings per share were $0.50, compared to basic and diluted earnings per share of $0.35 in the prior year period.
Core net income was $387 million, compared to $347 million in the prior year period, primarily due to higher core operating income and net benefit in other financial income & expense, partially offset by higher core tax expense. The associated core basic and diluted earnings per share were $0.78, compared to core basic and diluted earnings per share of $0.70 in the prior year period.

LIQUIDITY AND CAPITAL RESOURCES
Cash flow
Net cash flows from operating activities
Net cash flows from operating activities amounted to $341 million in the first three months of 2024, compared to $85 million in the prior year period. The current year period includes increased collections associated with higher sales, lower taxes paid due to timing of payments and lower transformation payments following completion of the transformation program in the fourth quarter of 2023, partially offset by associate short-term incentive payments, which generally occur in the first quarter and were higher than in the prior year period. Both periods were impacted by changes in net working capital.
Changes in net working capital in the current year were mainly driven by the net change in other operating liabilities and the increase in trade receivables. The net change in other operating liabilities was primarily driven by the timing of annual associate short-term incentive payments. The increase in trade receivables was primarily driven by new receivables from higher sales outpacing collections.
Changes in net working capital in the prior year period were mainly driven by the net change in other operating liabilities and increases in inventories and trade receivables. The net change in other operating liabilities was primarily driven by the timing of annual associate short-term incentive payments and revenue deduction payments, partially offset by higher wage accruals due to the timing of payroll. The increase in inventories was primarily to meet expected upcoming demand. The increase in trade receivables was primarily driven by new receivables from higher sales outpacing collections. Refer to Note 6 of the Condensed Consolidated Interim Financial Statements for additional details regarding changes within net working capital in the current and prior year periods.
Net cash flows used in investing activities
Net cash flows used in investing activities amounted to $218 million in the first three months of 2024, compared to $155 million in the prior year period. Cash outflows in the current year period primarily include capital expenditures, payments for financial assets measured at fair value through other comprehensive income ("FVOCI") and purchases of intangible assets, primarily related to software and intellectual property licenses.
Cash outflows in the prior year period primarily included capital expenditures and purchases of long-term financial investments measured at FVOCI and intangible assets.
Net cash flows used in financing activities
Net cash flows used in financing activities amounted to $66 million in the first three months of 2024, compared to $21 million in the prior year period. Cash outflows in the current year period primarily include withholding taxes paid upon net settlements of equity-based compensation, lease payments and net payments related to certain local debt facilities.
Cash outflows in the prior year period primarily included withholding taxes paid upon net settlements of equity-based compensation and lease payments, partially offset by net proceeds from local debt facilities.
Free cash flow (non-IFRS measure)
Free cash flow amounted to an inflow of $229 million in the first three months of 2024, compared to an outflow of $19 million in the prior year period, due to increased cash flows from operating activities.
For additional information regarding free cash flow, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.

Balance sheet
Assets
Total non-current assets were $23.9 billion as of March 31, 2024, a decrease of $106 million when compared to $24.0 billion as of December 31, 2023. Intangible assets other than goodwill decreased $138 million due to recurring amortization, partially offset by additions primarily related to software and intellectual property licenses. Property, plant & equipment decreased $40 million primarily due to depreciation and foreign currency translation effects, partially offset by capital expenditures. Financial assets increased $72 million primarily due to purchases of long-term financial investments measured at FVOCI.
Total current assets were $5.7 billion as of March 31, 2024, an increase of $57 million when compared to $5.6 billion as of December 31, 2023. Trade receivables increased $52 million primarily driven by higher sales outpacing collections, partially offset by foreign currency translation effects. Cash and cash equivalents increased $47 million due to the net impact of operating, investing and financing activities as described in the preceding section. Our cash and cash equivalents are maintained at a number of financial institutions. To mitigate the risk of uninsured balances, we select financial institutions based on their credit ratings and financial strength, and we perform ongoing evaluations of these institutions to limit our concentration risk exposure.
Liabilities
Total non-current liabilities were $6.5 billion as of March 31, 2024, a decrease of $125 million when compared to $6.6 billion as of December 31, 2023. Financial debts decreased $123 million primarily due to the movement of local debt facility balances to current financial debts and foreign currency translation effects.
Total current liabilities were $2.3 billion as of March 31, 2024, a decrease of $127 million when compared to $2.4 billion as of December 31, 2023. Provisions and other current liabilities decreased $236 million primarily due to the timing of annual associate short-term incentive payments. Current financial debts increased $78 million primarily due to the movement of local debt facility balances from non-current financial debts, partially offset by net payments of certain local debt facilities.
Equity
Equity was $20.8 billion as of March 31, 2024, an increase of $203 million when compared to $20.6 billion as of December 31, 2023.
Net (debt)/liquidity (non-IFRS measure)
Net debt amounted to $3.6 billion as of March 31, 2024, in line with December 31, 2023. Alcon's liquidity and total financial debt amounted to $1.1 billion and $4.7 billion, respectively, as of March 31, 2024, in line with December 31, 2023.
The average maturity of financial debts outstanding as of March 31, 2024 is 10.5 years, and 97% of Alcon's financial debt is at fixed interest rates. We believe that we have adequate liquidity to meet our needs.
The $1.32 billion revolving credit facility remained undrawn as of March 31, 2024 and May 13, 2024.
For additional information regarding net (debt)/liquidity, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.

Additional Considerations
Foreign currencies
We use the US Dollar as our reporting currency and are therefore also exposed to foreign currency exchange movements and costs to enter hedging agreements, primarily in Euros, Japanese Yen, Chinese Renminbi, Canadian Dollars, Singaporean Dollars, Swiss Francs, Russian Rubles and emerging market currencies. The foreign currency exposure on the balance sheet is hedged with limited exception, but the impact of ongoing macroeconomic conditions is currently unknown and could have a material adverse effect on our results of operations, cash flows or financial condition.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC.
Consolidated Income Statement (unaudited)

		Three months ended March 31
($ millions except earnings per share)	Note	2024	2023
Net sales to third parties	2	2,444	2,333
Other revenues	2	15	19
Net sales and other revenues		2,459	2,352
Cost of net sales		(1,063)	(1,030)
Cost of other revenues		(14)	(17)
Gross profit		1,382	1,305
Selling, general & administration		(802)	(785)
Research & development		(199)	(202)
Other income		6	5
Other expense		(19)	(55)
Operating income		368	268
Interest expense		(45)	(47)
Other financial income & expense		12	(8)
Income before taxes		335	213
Taxes		(87)	(39)
Net income		248	174

Earnings per share ($)
Basic		0.50	0.35
Diluted		0.50	0.35

Weighted average number of shares outstanding (millions)
Basic	3	493.8	492.4
Diluted	3	496.6	495.5
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended March 31
($ millions)	2024	2023

Net income	248	174
Other comprehensive income to be eventually recycled into the Consolidated Income Statement:
Currency translation effects, net of taxes(1)	(52)	27
Total of items to eventually recycle	(52)	27
Other comprehensive income never to be recycled into the Consolidated Income Statement:
Actuarial gains/(losses) from defined benefit plans, net of taxes(2)	14	(8)
Fair value adjustments on equity investments, net of taxes(3)	1	1
Total of items never to be recycled	15	(7)
Total comprehensive income	211	194
(1)Amount is net of tax benefit of $0.7 million for the three months ended March 31, 2024. Amount is net of tax expense of $0.5 million for the three months ended March 31, 2023.
(2)Amount is net of tax expense of $4 million for the three months ended March 31, 2024. Amount is net of tax benefit of $2 million for the three months ended March 31, 2023.
(3)Amounts are net of tax expense of $0.3 million and $0.4 million for the three months ended March 31, 2024 and 2023, respectively.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Balance Sheet (unaudited)

($ millions)	Note	March 31, 2024	December 31, 2023
Assets
Non-current assets
Property, plant & equipment		4,329	4,369
Right-of-use assets		353	354
Goodwill		8,926	8,926
Intangible assets other than goodwill		8,922	9,060
Deferred tax assets		441	443
Financial assets	5	589	517
Other non-current assets		301	298
Total non-current assets		23,861	23,967
Current assets
Inventories		2,319	2,322
Trade receivables		1,822	1,770
Income tax receivables		14	34
Cash and cash equivalents		1,141	1,094
Other current assets		408	427
Total current assets		5,704	5,647
Total assets		29,565	29,614

Equity and liabilities
Equity
Share capital		20	20
Reserves		20,807	20,604
Total equity		20,827	20,624
Liabilities
Non-current liabilities
Financial debts	4	4,553	4,676
Lease liabilities		328	335
Deferred tax liabilities		818	797
Provisions & other non-current liabilities		768	784
Total non-current liabilities		6,467	6,592
Current liabilities
Trade payables		818	811
Financial debts	4	141	63
Lease liabilities		67	71
Current income tax liabilities		142	114
Provisions & other current liabilities		1,103	1,339
Total current liabilities		2,271	2,398
Total liabilities		8,738	8,990
Total equity and liabilities		29,565	29,614

The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Changes in Equity (unaudited)
Three months ended March 31, 2024

($ millions)	Share capital	Other reserves	Fair value adjustments on equity investments	Actuarial gains from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Equity
Balance as of January 1, 2024	20	20,624	(32)	37	(25)	(20)	20,624
Net income		248				—	248
Other comprehensive income/(loss)			1	14	(52)	(37)	(37)
Total comprehensive income	—	248	1	14	(52)	(37)	211
Equity-based compensation		(6)				—	(6)
Other movements(2)		(2)				—	(2)
Total other movements	—	(8)	—	—	—	—	(8)
Balance as of March 31, 2024	20	20,864	(31)	51	(77)	(57)	20,827
Three months ended March 31, 2023

($ millions)	Share capital	Other reserves	Fair value adjustments on equity investments	Actuarial gains/(losses) from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Equity
Balance as of January 1, 2023	20	19,673	(33)	67	(50)	(16)	19,677
Net income		174				—	174
Other comprehensive income/(loss)			1	(8)	27	20	20
Total comprehensive income	—	174	1	(8)	27	20	194
Equity-based compensation		(12)				—	(12)
Other movements(2)		5				—	5
Total other movements	—	(7)	—	—	—	—	(7)
Balance as of March 31, 2023	20	19,840	(32)	59	(23)	4	19,864
(1) "Total value adjustments" are presented net of the corresponding tax effects.
(2)Activity includes hyperinflationary accounting.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Cash Flows (unaudited)

		Three months ended March 31
($ millions)	Note	2024	2023

Net income		248	174
Adjustments to reconcile net income to net cash flows from operating activities
Depreciation, amortization, impairments and fair value adjustments	6.1	296	302
Equity-based compensation expense		43	40
Non-cash change in current and non-current provisions and other non-current liabilities		16	25
Losses on disposal and other adjustments on property, plant & equipment and other non-current assets, net		2	4
Interest expense		45	47
Other financial income & expense		(12)	8
Taxes		87	39
Interest received		16	10
Interest paid		(36)	(35)
Other financial payments		(3)	(2)
Taxes paid		(32)	(103)
Net cash flows before working capital changes and net payments out of provisions and other non-current liabilities		670	509
Net payments out of provisions and other cash movements in non-current liabilities		(42)	(69)
Change in net current assets and other operating cash flow items	6.2	(287)	(355)
Net cash flows from operating activities		341	85
Purchase of property, plant & equipment		(112)	(104)
Purchase of intangible assets		(31)	(25)
Payments for financial assets		(77)	(26)
Proceeds from financial assets		2	—
Net cash flows used in investing activities		(218)	(155)
Repayment of current portion of non-current financial debts		(9)	(34)
Proceeds from current financial debts		39	40
Repayment of current financial debts		(38)	—
Proceeds from non-current financial debts, net of issuance costs		—	29
Other changes in financial debts		(10)	(13)
Lease payments		(25)	(18)
Payment of withholding taxes related to equity-based compensation		(33)	(27)
Other financing cash flows		10	2
Net cash flows used in financing activities		(66)	(21)
Effect of exchange rate changes on cash and cash equivalents		(10)	—
Net change in cash and cash equivalents		47	(91)
Cash and cash equivalents at January 1		1,094	980
Cash and cash equivalents at March 31		1,141	889
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC. (unaudited)
1. Selected accounting policies
Basis of preparation
These Condensed Consolidated Interim Financial Statements for Alcon Inc. ("the Company") and the subsidiaries it controls (collectively, "Alcon") have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and with the accounting policies as described in Note 2 to the December 31, 2023 Consolidated Financial Statements in the Company’s 2023 Form 20-F ("Form 20-F").
These Condensed Consolidated Interim Financial Statements do not include all of the information required for a complete set of International Financial Reporting Standards ("IFRS") financial statements. The financial information consolidates the Company and the subsidiaries it controls, and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Alcon's financial position and performance since the prior annual Consolidated Financial Statements. Therefore, the Condensed Consolidated Interim Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2023, which have been prepared in accordance with IFRS as issued by the IASB ("IFRS Accounting Standards") and can be found in the Form 20-F.
The accompanying Condensed Consolidated Interim Financial Statements present our historical financial position, results of operations, comprehensive income and cash flows in accordance with IFRS Accounting Standards. Alcon's principal accounting policies are set out in Note 2 to the Consolidated Financial Statements in the Form 20-F.
Use of estimates and assumptions
The preparation of Condensed Consolidated Interim Financial Statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period that affect the reported amounts of assets and liabilities as well as revenues and expenses. Because of the inherent uncertainties, actual outcomes and results may differ from management's assumptions and estimates.
Impairment of goodwill, Alcon brand name and definite lived intangible assets
As discussed in Note 2 to the Consolidated Financial Statements in the Form 20-F, Goodwill, the Alcon brand name and acquired In-process research & development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever events or changes in circumstance indicate that the asset's balance sheet or reportable segment carrying amount may not be recoverable. Goodwill and other intangible assets represent a significant amount of total assets on the Consolidated Balance Sheet. Impairment testing may lead to potentially significant impairment charges in the future, which could have a materially adverse impact on Alcon's results of operations and financial condition.
Impact of adopting Amendments to International Accounting Standards 1
Effective January 1, 2024, Alcon adopted Amendments to International Accounting Standards 1 ("IAS 1"), Presentation of Financial Statements, which clarified the criteria used in determining the classification on the balance sheet of a liability as non-current where an entity has the right to postpone settlement of the liability for at least twelve months after the reporting date. Upon adoption of the amendment, current financial debts of $82 million for which Alcon has a right to roll over for at least twelve months after the December 31, 2023 balance sheet date were retrospectively reclassified to non-current financial debts.
As of March 31, 2024, there are no IFRS Accounting Standards, interpretations or amendments not yet effective that would be expected to have a material impact on Alcon upon adoption.

2. Segmentation of key figures
The segment information disclosed in these Condensed Consolidated Interim Financial Statements reflects historical results consistent with the identifiable reportable segments of Alcon and financial information that the Chief Operating Decision Maker ("CODM") reviews to evaluate segmental performance and allocate resources among the segments. The CODM is the Executive Committee of Alcon.
The businesses of Alcon are divided operationally on a worldwide basis into two identified reportable segments, Surgical and Vision Care. Alcon's reportable segments are the same as its operating segments as Alcon does not aggregate any operating segments in arriving at its reportable segments. As indicated below, certain income and expenses are not allocated to segments.
Reportable segments are presented in a manner consistent with the internal reporting to the CODM. The reportable segments are managed separately due to their distinct needs and activities for research, development, manufacturing, distribution and commercial execution.
The Executive Committee of Alcon is responsible for allocating resources and assessing the performance of the reportable segments.
In Surgical, Alcon researches, develops, manufactures, distributes and sells ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. The surgical portfolio also includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end procedure needs of the ophthalmic surgeon.
In Vision Care, Alcon researches, develops, manufactures, distributes and sells daily disposable, reusable, and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, glaucoma, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers.
Alcon also provides services, training, education and technical support for both the Surgical and Vision Care businesses.
The basis of preparation and the selected accounting policies mentioned in Note 1 are used in the reporting of segment results.
The Executive Committee of Alcon evaluates segmental performance and allocates resources among the segments primarily based on net sales and segment contribution.
Net identifiable assets are not assigned to the segments in the internal reporting to the CODM, and are not considered in evaluating the performance of the business segments by the Executive Committee of Alcon.
Segment contribution excludes amortization and impairment charges for acquired product rights or other intangibles, general and administrative expenses for corporate activities, transformation costs, fair value adjustments to contingent consideration liabilities, past service costs primarily for post-employment benefit plan amendments, acquisition and integration related costs, certain acquisition related items and certain other income and expense items.
General & administration (corporate) includes the costs of the Alcon corporate headquarters, including all related corporate function costs.
Other income and expense items excluded from segment contribution include fair value adjustments of financial assets in the form of options to acquire a company carried at fair value through profit and loss ("FVPL"), net gains and losses on fund investments and equity securities valued at FVPL, restructuring costs, legal provisions and settlements and other income and expense items not attributed to a specific segment.

Net sales and other revenues by segment

	Three months ended March 31
($ millions)	2024	2023
Surgical
Implantables	433	427
Consumables	686	656
Equipment/other	219	221
Total Surgical net sales to third parties	1,338	1,304
Vision Care
Contact lenses	671	615
Ocular health	435	414
Total Vision Care net sales to third parties	1,106	1,029
Total net sales to third parties	2,444	2,333
Vision Care other revenues	15	19
Total net sales and other revenues	2,459	2,352
Segment contribution and reconciliation to income before taxes

	Three months ended March 31
($ millions)	2024	2023
Segment contribution
Surgical	386	381
Vision Care	258	199
Total segment contribution	644	580
Not allocated to segments:
Amortization of intangible assets	(183)	(190)
General & administration (corporate)	(75)	(68)
Transformation costs	—	(26)
Integration related costs	—	(6)
Other	(18)	(22)
Operating income	368	268
Interest expense	(45)	(47)
Other financial income & expense	12	(8)
Income before taxes	335	213
Net sales by region(1)

	Three months ended March 31
($ millions unless indicated otherwise)	2024		2023
United States	1,149	47%	1,078	46%
International	1,295	53%	1,255	54%
Net sales to third parties	2,444	100%	2,333	100%
(1) Net sales to third parties by location of third-party customer.

3. Dividends and earnings per share
Dividends
On February 27, 2024, the Company's Board of Directors (the "Board") proposed a dividend of CHF 0.24 per share, which was subsequently approved by the shareholders at the Annual General Meeting on May 8, 2024 and is expected to be paid on or around May 16, 2024. The total dividend payments will amount to a maximum of $132 million using the CHF/USD exchange rate as of May 8, 2024.
On February 27, 2023, the Board proposed a dividend of CHF 0.21 per share, which was subsequently approved by the shareholders at the Annual General Meeting on May 5, 2023 and paid in May 2023 for an amount of $116 million.
Earnings per share
As of March 31, 2024, there were 494.4 million outstanding common shares, after the delivery of 1.2 million net shares vesting under the equity incentive programs during the three months ended March 31, 2024.
Basic earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period. For the three months ended March 31, 2024, the weighted average number of shares outstanding was 493.8 million. For the three months ended March 31, 2023, the weighted average number of shares outstanding was 492.4 million.
The only potentially dilutive securities are the outstanding unvested equity-based awards, as described in Note 7. Except when the effect would be anti-dilutive, the calculation of diluted earnings per common share includes the weighted average net impact of unvested equity-based awards. For the three months ended March 31, 2024, the weighted average diluted number of shares outstanding was 496.6 million, which includes the potential conversion of 2.8 million unvested equity-based awards. For the three months ended March 31, 2023, the weighted average diluted number of shares outstanding was 495.5 million, which includes the potential conversion of 3.1 million unvested equity-based awards.

4. Non-current and current financial debts
The below table summarizes non-current and current Financial debts outstanding as of March 31, 2024 and December 31, 2023.

($ millions)	March 31, 2024	December 31, 2023
Non-current financial debts
Local facilities (Japan), floating rate debt due 2025(1)	—	110
2.750% Series 2026 Notes	498	498
2.375% Series 2028 Notes	534	549
3.000% Series 2029 Notes	995	994
2.600% Series 2030 Notes	746	746
5.375% Series 2032 Notes	693	693
3.800% Series 2049 Notes	495	494
5.750% Series 2052 Notes	592	592
Revolving facility, floating rate due 2028	—	—
Total non-current financial debts	4,553	4,676

Current financial debts
Local facilities, floating rate:
Japan(1)	82	—
All others	43	48
Other short-term financial debts, floating rate	13	5
Derivatives	3	10
Total current financial debts	141	63
Total financial debts	4,694	4,739
(1)     As described in Note 1, Alcon adopted Amendments to IAS 1, Presentation of Financial Statements, effective January 1, 2024, resulting in retrospective reclassification of certain financial debts from current to non-current.
Interest expense recognized for Financial debts, excluding lease liabilities, was $40 million and $41 million for the three months ended March 31, 2024 and 2023, respectively.
Revolving credit facility
The $1.32 billion Revolving Credit Facility remained undrawn as of March 31, 2024.

5. Financial instruments
Fair value by hierarchy
As required by IFRS, financial assets and liabilities recorded at fair value in the Condensed Consolidated Interim Financial Statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. There are three hierarchical levels, based on an increasing amount of judgment associated with the inputs to derive fair value for these financial assets and liabilities, which are as follows:
Financial assets and liabilities carried at Level 1 fair value hierarchy are listed in active markets.
Financial assets and liabilities carried at Level 2 fair value hierarchy are valued using corroborated market data.
Level 1 financial assets include money market funds and deferred compensation assets. There were no financial liabilities carried at Level 1 fair value, and Level 2 financial assets and liabilities include derivative financial instruments.
Investments in money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The investments are classified as Cash & cash equivalents within the Condensed Consolidated Balance Sheet.
Deferred compensation investments for certain employee benefit plans are held in a rabbi trust and dedicated to pay the benefits under the associated plans but are not considered plan assets as the assets remain available to creditors of Alcon in certain events, including bankruptcy. Rabbi trust assets primarily consist of investments in mutual funds. These assets are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.
Level 3 inputs are unobservable for the financial asset or liability. The financial assets and liabilities generally included in the Level 3 fair value hierarchy are equity securities and convertible notes receivable of private companies measured at fair value through other comprehensive income ("FVOCI"), fund investments, options to acquire private companies, and contingent consideration liabilities measured at FVPL.

The below tables summarize financial assets and liabilities measured at fair value on a recurring basis or at amortized cost or cost as of March 31, 2024 and December 31, 2023.

	March 31, 2024
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost(4)	Total
Non-current financial assets
Long-term financial investments measured at FVOCI(1)	—	—	224	—	224
Long-term financial investments measured at FVPL	—	—	1	—	1
Long-term note receivable and other financial assets measured at amortized cost	—	—	—	164	164
Long-term receivables from customers	—	—	—	121	121
Deferred compensation assets(2)	171	—	—	—	171
Non-current minimum lease payments from finance lease agreements	—	—	—	37	37
Long-term loans, VAT receivables, advances and security deposits	—	—	—	42	42
Non-current financial assets	171	—	225	364	760
Current financial assets
Money market funds	249	—	—	—	249
Current portion of long-term financial investments measured at FVPL(3)	—	—	6	—	6
Current portion of long-term receivables from customers(3)	—	—	—	115	115
Current portion of minimum lease payments from finance lease agreements(3)	—	—	—	27	27
VAT receivables(3)	—	—	—	64	64
Other receivables, security deposits and current assets(3)	—	—	—	89	89
Derivative financial instruments(3)	—	3	—	—	3
Current financial assets	249	3	6	295	553
Financial assets at fair value and amortized cost or cost	420	3	231	659	1,313
Financial liabilities
Contingent consideration liabilities	—	—	(92)	—	(92)
Non-current financial debt	—	—	—	(4,553)	(4,553)
Current financial debt	—	—	—	(138)	(138)
Derivative financial instruments	—	(3)	—	—	(3)
Financial liabilities at fair value and amortized cost	—	(3)	(92)	(4,691)	(4,786)
(1)    Includes $11 million of Long-term convertible notes due from an associated company.
(2)    Recorded in Other non-current assets.
(3)    Recorded in Other current assets.
(4)    The carrying amount is a reasonable approximation of fair value, with the exception of the Series 2026, 2028, 2029, 2030, 2032, 2049 and 2052 Notes recorded in Non-current financial debt with a fair value of $4,263 million and a carrying value of $4,553 million as of March 31, 2024. The fair value of notes was determined using Level 2 inputs. The notes were valued using the quoted market price for such notes, which have low trading volumes.

	December 31, 2023
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost(4)	Total
Non-current financial assets
Long-term financial investments measured at FVOCI(1)	—	—	147	—	147
Long-term financial investments measured at FVPL	—	—	1	—	1
Long-term note receivable and other financial assets measured at amortized cost	—	—	—	161	161
Long-term receivables from customers	—	—	—	126	126
Deferred compensation assets(2)	163	—	—	—	163
Non-current minimum lease payments from finance lease agreements	—	—	—	38	38
Long-term loans, VAT receivables, advances and security deposits	—	—	—	44	44
Non-current financial assets	163	—	148	369	680
Current financial assets
Money market funds	84	—	—	—	84
Current portion of long-term financial investments measured at FVPL(3)	—	—	7	—	7
Current portion of long-term receivables from customers(3)	—	—	—	116	116
Current portion of minimum lease payments from finance lease agreements(3)	—	—	—	27	27
VAT receivables(3)	—	—	—	62	62
Other receivables, security deposits and current assets(3)	—	—	—	101	101
Derivative financial instruments(3)	—	2	—	—	2
Current financial assets	84	2	7	306	399
Financial assets at fair value and amortized cost or cost	247	2	155	675	1,079
Financial liabilities
Contingent consideration liabilities	—	—	(90)	—	(90)
Non-current financial debt	—	—	—	(4,676)	(4,676)
Current financial debt	—	—	—	(53)	(53)
Derivative financial instruments	—	(10)	—	—	(10)
Financial liabilities at fair value and amortized cost	—	(10)	(90)	(4,729)	(4,829)
(1)    Includes $11 million of Long-term convertible notes due from an associated company.
(2)    Recorded in Other non-current assets.
(3)    Recorded in Other current assets.
(4)    The carrying amount is a reasonable approximation of fair value, with the exception of the Series 2026, 2028, 2029, 2030, 2032, 2049 and 2052 Notes recorded in Non-current financial debt with a fair value of $4,347 million and a carrying value of $4,566 million as of December 31, 2023. The fair value of notes was determined using Level 2 inputs. The notes were valued using the quoted market price for such notes, which have low trading volumes.
The carrying amount is a reasonable approximation of fair value for all other financial assets and liabilities as of March 31, 2024, including Cash & cash equivalents, Trade receivables, Income tax receivables and Trade payables.
There were no transfers of financial instruments between levels in the fair value hierarchy during the three months ended March 31, 2024.

Level 3 financial instruments measured at fair value on a recurring basis
Financial assets

	Long-term financial investments measured at FVOCI		Financial investments measured at FVPL
($ millions)	2024	2023	2024	2023
Balance as of January 1	147	88	8	20
Additions	76	25	—	—
Gains recognized in Consolidated Statement of Comprehensive Income	1	1	—	—
(Losses) in Consolidated Income Statement	—	—	—	(3)
Amortization	—	—	(1)	—
Settlement	—	—	—	—
Balance as of March 31	224	114	7	17
Financial liabilities

	Contingent consideration liabilities
($ millions)	2024	2023
Balance as of January 1	(90)	(98)
Accretion for passage of time	(2)	(2)
Balance as of March 31	(92)	(100)
As of March 31, 2024, the probability of success for various development and commercial milestones ranges from 3% to 55% and the maximum remaining potential payments related to contingent consideration from business combinations is $395 million, plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount. The estimation of probability typically depends on factors such as technical milestones or market performance and is adjusted for the probability of payment. If material, probable payments are appropriately discounted to reflect the impact of time.
Contingent consideration liabilities are reported in “Provisions & other non-current liabilities" based on the projected timing of settlement which is estimated to range from 2029 through 2035 for contingent consideration obligations as of March 31, 2024.

Long-term note receivable and other financial assets measured at amortized cost
As described in Note 17 to the Consolidated Financial Statements in the Form 20-F, on May 22, 2023, Alcon entered into financing arrangements with a long-term supplier, Lifecore Biomedical, Inc. and certain of its affiliates (collectively, “Lifecore”) resulting in financial assets which Alcon concluded were originated credit-impaired. The maximum exposure to credit risk is reflected in the carrying value of the assets, which amounted to $165 million as of March 31, 2024, including a non-current portion of $164 million in "Long-term note receivable and other financial assets measured at amortized cost" in Financial assets and a current portion of $1 million in "Other receivables, security deposits and current assets" in Other current assets. As of March 31, 2024, the credit risk exposure is fully mitigated by the collateral, with an estimated amount of approximately $375 million, in accordance with the terms of the Pledge and Security agreement (“security agreement”). There were no significant changes in the quality of the collateral and terms of the signed security agreement as of March 31, 2024. In addition, as of March 31, 2024, Alcon assessed there was no lifetime expected credit loss due to the value of the collateral under the security agreement.
Derivatives
The below table summarizes the net value of unsettled positions for derivative forward contracts and swaps as of March 31, 2024 and December 31, 2023.

($ millions)	March 31, 2024	December 31, 2023
Unrealized gains in Other current assets	3	2
Unrealized losses in Current financial debts	(3)	(10)
Net value of unsettled positions for derivative forward contracts and swaps	—	(8)
There are master agreements with several banking counterparties for derivative financial instruments; however, there were no derivative financial instruments meeting the offsetting criteria under IFRS as of March 31, 2024 or December 31, 2023.
Nature and extent of risks arising from financial instruments
Note 17 to the Consolidated Financial Statements in the Form 20-F contains a summary of the nature and extent of risks arising from financial instruments. There have been no significant updates to our assessment of the nature and extent of risks arising from financial instruments or corresponding risk management policies during the period.

6. Condensed Consolidated Statement of Cash Flows - additional details
The below tables provide additional detail supporting select line items in the Condensed Consolidated Statement of Cash Flows.
6.1     Depreciation, amortization, impairments and fair value adjustments

	Three months ended March 31
($ millions)	2024	2023

Property, plant & equipment	94	90
Right-of-use assets	20	20
Intangible assets	183	190
Financial assets	—	3
Other non-current assets	(1)	(1)
Total	296	302

6.2     Change in net current assets and other operating cash flow items

	Three months ended March 31
($ millions)	2024	2023

(Increase) in inventories	(30)	(120)
(Increase) in trade receivables	(88)	(81)
Increase in trade payables	33	3
Net change in other operating assets	22	(6)
Net change in other operating liabilities	(224)	(151)
Total	(287)	(355)

7. Equity-based compensation
As described in Note 23 to the Consolidated Financial Statements in the Form 20-F, Alcon has various equity incentive plans, under which Alcon may grant awards in the form of restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs"), restricted stock awards ("RSAs"), or any other form of award at the discretion of the Board. Certain associates in select countries may also participate in share ownership savings plans.
The below table summarizes unvested share movements for all Alcon equity-based incentive plans for the three months ended March 31, 2024 and 2023:

	Three months ended March 31
(shares in millions)	2024	2023
Unvested at January 1	4.9	4.8
Granted	2.2	2.1
Vested	(1.7)	(1.7)
Unvested at March 31	5.4	5.2

8. Legal proceedings update
A number of Alcon companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, employment, wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, intellectual property, including under the Hatch-Waxman Act, and anti-bribery matters such as those under the Foreign Corrupt Practices Act of 1977 ("FCPA"), as amended.
As a result, Alcon may become subject to substantial liabilities that may not be covered by insurance and could affect Alcon's business, financial position and reputation. While Alcon does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Alcon may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 18 to the Consolidated Financial Statements in the Form 20-F contains a summary of significant legal proceedings to which Alcon or any of its subsidiaries was a party as of the date of the Form 20-F. As of May 13, 2024, there have been no significant developments in those proceedings nor any new significant proceedings commenced since the date of the Form 20-F.
Alcon believes that its total provisions for litigation and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, additional liabilities and costs may be incurred beyond the amounts provided.

9. Related parties transactions
Investment in an associated company
As described in Note 24 to the Consolidated Financial Statements in the Form 20-F, Alcon holds approximately 8.5% voting interest of an associated company. The carrying amount of the investment in the associated company was $10 million as of March 31, 2024 and December 31, 2023. Long-term convertible notes due from the associated company included in Financial assets on the Condensed Consolidated Balance Sheet amounted to $11 million as of March 31, 2024 and December 31, 2023.

10. Subsequent events
These unaudited Condensed Consolidated Interim Financial Statements were authorized for issue by the Audit & Risk Committee on May 13, 2024.

SUPPLEMENTARY INFORMATION - DEFINITIONS AND RECONCILIATIONS OF NON-IFRS MEASURES
Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currencies, EBITDA, free cash flow, and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the Consolidated Income Statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.

EBITDA
Alcon defines earnings before interest, tax, depreciation and amortization ("EBITDA") as net income excluding income taxes, depreciation of property, plant and equipment (including any related impairment charges), depreciation of right-of-use assets, amortization of intangible assets (including any related impairment charges), interest expense and other financial income and expense. Alcon management primarily uses EBITDA together with net (debt)/liquidity to monitor leverage associated with financial debts.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.

Reconciliation of IFRS results to core results (non-IFRS measure)
Three months ended March 31, 2024

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Other items(3)	Core results (non-IFRS measure)
Gross profit	1,382	164	3	1,549
Operating income	368	166	3	537
Income before taxes	335	166	3	504
Taxes(4)	(87)	(29)	(1)	(117)
Net income	248	137	2	387
Basic earnings per share ($)	0.50			0.78
Diluted earnings per share ($)	0.50			0.78
Basic - weighted average shares outstanding (millions)(5)	493.8			493.8
Diluted - weighted average shares outstanding (millions)(5)	496.6			496.6
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Three months ended March 31, 2023

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Transformation costs(2)	Other items(3)	Core results (non-IFRS measure)
Gross profit	1,305	169	—	4	1,478
Operating income	268	173	26	13	480
Income before taxes	213	173	26	13	425
Taxes(4)	(39)	(31)	(5)	(3)	(78)
Net income	174	142	21	10	347
Basic earnings per share ($)	0.35				0.70
Diluted earnings per share ($)	0.35				0.70
Basic - weighted average shares outstanding (millions)(5)	492.4				492.4
Diluted - weighted average shares outstanding (millions)(5)	495.5				495.5
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Explanatory footnotes to IFRS to core reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program. The transformation program was completed in the fourth quarter of 2023.
(3)For the three months ended March 31, 2024, Gross profit includes the amortization of inventory fair value adjustments related to a recent acquisition. Operating income also includes amortization of option rights, offset by fair value adjustments of financial assets.
For the three months ended March 31, 2023, Gross profit includes the amortization of inventory fair value adjustments related to a recent acquisition. Operating income also includes integration related expenses for a recent acquisition and fair value adjustments of financial assets.
(4)For the three months ended March 31, 2024, tax associated with operating income core adjustments of $169 million totaled $30 million with an average tax rate of 17.8%.
For the three months ended March 31, 2023, tax associated with operating income core adjustments of $212 million totaled $39 million with an average tax rate of 18.4%.
(5)Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 3 to the Condensed Consolidated Interim Financial Statements.

EBITDA (non-IFRS measure)

	Three months ended March 31
($ millions)	2024	2023

Net income	248	174
Taxes	87	39
Depreciation of property, plant & equipment	94	90
Depreciation of right-of-use assets	20	20
Amortization of intangible assets	183	190
Interest expense	45	47
Other financial income & expense	(12)	8
EBITDA	665	568

Cash flow and net (debt)/liquidity (non-IFRS measure)

	Three months ended March 31
($ millions)	2024	2023

Net cash flows from operating activities	341	85
Net cash flows used in investing activities	(218)	(155)
Net cash flows used in financing activities	(66)	(21)
Effect of exchange rate changes on cash and cash equivalents	(10)	—
Net change in cash and cash equivalents	47	(91)
Change in derivative financial instrument assets	1	(3)
Change in current and non-current financial debts	45	(38)
Change in net (debt)	93	(132)
Net (debt) at January 1	(3,643)	(3,660)
Net (debt) at March 31	(3,550)	(3,792)

Net (debt)/liquidity (non-IFRS measure)

($ millions)	At March 31, 2024	At December 31, 2023

Current financial debt	(141)	(63)
Non-current financial debt	(4,553)	(4,676)
Total financial debt	(4,694)	(4,739)

Less liquidity:
Cash and cash equivalents	1,141	1,094
Derivative financial instruments	3	2
Total liquidity	1,144	1,096
Net (debt)	(3,550)	(3,643)

Free cash flow (non-IFRS measure)
The following is a summary of free cash flow for the three months ended March 31, 2024 and 2023, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Three months ended March 31
($ millions)	2024	2023

Net cash flows from operating activities	341	85
Purchase of property, plant & equipment	(112)	(104)
Free cash flow	229	(19)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as market growth assumptions, our social impact and sustainability plans, targets, goals and expectations, and generally, our expectations concerning our future performance.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches or other disruptions of our information technology systems; compliance with data privacy, identity protection and information security laws, particularly with the increased use of artificial intelligence; the impact of a disruption in our global supply chain or important facilities, particularly when we single-source or rely on limited sources of supply; our ability to forecast sales demand and manage our inventory levels and the changing buying patterns of our customers; our ability to manage social impact and sustainability matters; our reliance on outsourcing key business functions; global and regional economic, financial, monetary, legal, tax, political and social change; our success in completing and integrating strategic acquisitions; the success of our research and development efforts, including our ability to innovate to compete effectively; our ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws; pricing pressure from changes in third party payor coverage and reimbursement methodologies; our ability to properly educate and train healthcare providers on our products; our ability to protect our intellectual property; our ability to comply with all laws to which we may be subject; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; the effect of product recalls or voluntary market withdrawals; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets; the impact of unauthorized importation of our products from countries with lower prices to countries with higher prices; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; the effects of litigation, including product liability lawsuits and governmental investigations; supply constraints and increases in the cost of energy; our ability to attract and retain qualified personnel; legislative, tax and regulatory reform; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a US corporation; the effect of maintaining or losing our foreign private issuer status under US securities laws; and the ability to enforce US judgments against Swiss corporations.
Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this document speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise.
INTELLECTUAL PROPERTY
This report may contain reference to our proprietary intellectual property. All product names appearing in italics are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

ABOUT ALCON
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

Connect with us on